SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Corporate Taxpayer’s ID (CNPJ/MF) 76.483.817/0001-20 - State Registry (NIRE) 41300036535

CVM Registration 1431-1

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

EXTRAORDINARY GENERAL MEETING

BOOKKEEPER’S MAP (Remote Voting Ballot)

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and trades energy, discloses, pursuant to CVM Resolution 81/22, the summary voting map of the Bookkeeper containing the votes received from the Central Depository through the Distance Voting Ballot, referring to the resolution of the Extraordinary General Meeting to be held on July 10, 2023.

Curitiba, July 06, 2023

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For more information, please get in touch with the Company by email

acionistas@copel.com or call to 0800-412772

Process Number	5602

Meeting Date	07/10/2023 14:30h	BOOKKEEPER’S MAP

Type of Assembly	GM - General Metting

TYPE OF RESOLUTION		APPROVE	REJECT	ABSTAIN	TOTAL
Reform and consolidation of the Company's bylaws to provide that the Board of Directors may approve, without statutory modification, the increase of the capital stock, up to the limit of 4,000,000,000 new shares, nominative, book-entry and without par value, for ("Authorized Capital Reform Bylaws"):		20,047,372			20,047,372
(i) capitalization of profits or reserves;
(ii) the issuance, if resolved by the General Meeting, of subscription warrants, convertible debentures or the granting of stock options to management and employees, the exercise of the respective conversion or subscription rights; or
(iii) the placement by stock exchange sale or public subscription of new common shares
Authorization for the Company to carry out the public offering for primary distribution of common shares issued by the Company and American Depositary Receipts ("ADR" and "Offering"), and consequent submission of the Offering registration application ("Registration Application"):		19,853,649	193,723		20,047,372
(i) to the Brazilian Securities and Exchange Commission ("CVM") pursuant to Federal Law No. 6,385, of December 7, 1976, CVM Resolution No. 160, of July 13, 2022 ("RCVM 160/22"), and other applicable legal and regulatory provisions; and
(ii) to the U.S. Securities and Exchange Commission ("SEC"), pursuant to the U.S. Securities Act of 1933, and other rules adopted by SEC
Authorization and delegation to the Board of Directors of powers to ("Delegation"):		20,047,372			20,047,372
(i) negotiate, define and approve all the terms and conditions of the Offering, subject to the provisions of applicable laws and regulations, including, without limitation:
(a) respective schedules, structure and other terms and conditions, including, as applicable, the issuance of additional shares or ADRs (hot issue) and supplemental shares or ADRs (green shoe);
(b) the increase in the Company's capital stock, within the limits of the authorized capital, for purposes of the Offering; and
(c) the issue price of the shares within the scope of the Offering after the conclusion of the bookbuilding procedure ("Price per Share"), observing that the Price per Share cannot be lower than the minimum price per common share
(ii) approve the prospectuses, forms and other documents, instruments and contracts related to the Offering; and
(iii) authorize the Company's officers to perform all acts that may be necessary in connection with the Offering, including, without limitation, communication with, among others, CVM, SEC and B3 S.A. - Brasil, Bolsa, Balcão ("B3"), and the negotiation, contracting and execution of all documents, instruments and agreements that may be necessary to carry out the Offering
Creation, under suspensive condition to the liquidation of the public offering for secondary distribution of shares to be made by the State of Paraná with the consequent transformation of the Company into a corporation with dispersed capital and no controlling shareholder ("Transformation into Corporation") of a special class preferred share, pursuant to article 17, paragraph 7, of Federal Law 6,404, of December 15, 1976, and in compliance with State Law 21,272, of November 30, 2022, with the following characteristics, preferences and advantages ("Golden Share"):		19,438,849	608,523		20,047,372
(i) it will be held exclusively by the State of Paraná;
(ii) it may only be redeemed upon legal authorization and resolution of the extraordinary general meeting;
(iii) it will confer priority in the reimbursement of the capital stock, with no premium, corresponding to the percentage of the capital stock figure represented by such share;
(iv) it will not have voting rights and will not acquire full voting rights in case of failure to declare or pay the proceeds to which it is entitled;
(v) as long as the State of Paraná holds shares representing at least 10% of the total shares issued by the Company, it will confer veto power on the resolutions of the general meeting:
(a) that authorize the directors to approve and execute the Annual Investment Plan of Copel Distribuição S.A. if the investments, as of the 2021/2025 tariff cycle, considered prudent by Aneel, do not reach, at least, 2.0x of the Regulatory Reintegration Quota (Quota de Reintegração Regulatória - QRR), of that same Ordinary Tariff Review cycle and/or, in the aggregate, until the end of the concession;
(b) that aim at modifying the Company's bylaws with the purpose of removing or changing:
1. the obligation to maintain the Company's current name;
2. the obligation to maintain the Company's headquarters in the State of Paraná;
3. the prohibition for any shareholder or group of shareholders to exercise votes in a number superior to 10% of the quantity of shares into which the Company's voting capital is divided;
4. the prohibition on the execution, filing and registration of shareholders' agreements for the exercise of voting rights, except for the formation of voting blocs with a number of votes lower than the limit established in the Company's bylaws; and
5. the exclusive authority of the general meeting to authorize the directors to approve and execute the Annual Investment Plan of Copel Distribuição S.A. if the investments, as of the 2021/2025 tariff cycle, considered prudent by Aneel, do not reach, at least, 2.0x of the Regulatory Reintegration Quota (QRR), in that same cycle of Ordinary Tariff Review and/or, in the aggregate, until the end of the concession
Conversion, under condition precedent to the Transformation into Corporation, of a common share held by the State of Paraná into a Golden Share, in accordance with State Law 21,272, of November 30, 2022 ("Golden Share Conversion")		19,357,749	689,623		20,047,372
Full reform and consolidation of the Company's bylaws, under suspensive condition to the Transformation into Corporation, to provide for, among other modifications ("Corporation Bylaws"):		3,855,630	16,191,742		20,047,372
(i) creation and issuance of the Golden Share held by the State of Paraná;
(ii) exclusion of the provisions provided by Federal Law No. 13,303, of June 30, 2016;
(iii) creation of limitation so that no shareholder or group of shareholders will exercise votes corresponding to more than 10% of the total votes conferred by the voting shares in each resolution;
(iv) alteration of the attributions of the statutory committees;
(v) alteration of the composition of the Company's board of directors to provide that all members are elected by the general meeting of shareholders, observing the right to vote separately by shareholders holding preferred shares that meet the requirements of art. 141, § 4 of Federal Law 6,404 of December 15, 1976;
(vi) alteration of the composition of the Company's Supervisory Board to three effective members and respective alternates, with a term of office of one year, reelection being permitted;
(vii) exclusion of the need to assess the economic value of the Company's shares for the purpose of reimbursing dissenting shareholders, such value to be calculated solely on the basis of the book value per share, according to the shareholders' equity contained in the latest financial statements approved by the general meeting;
(viii) adaptation to the structure of a company with dispersed capital and no controlling shareholder; and (ix) inclusion of a statutory device of protection to shareholding dispersion (poison pill)
Authorization for the Company's managers to submit to B3 a request, even if conditioned, for the Company to join the special segment of B3's stock market named Novo Mercado (New Market) and to admit the Company's shares to trading on said segment		20,047,372			20,047,372
Mandatory conversion of all class A preferred shares and all class B preferred shares into common shares, registered, book-entry and without par value, in the proportion of one class A or class B preferred share for one common share ("Conversion of Shares"), the effectiveness of which will be subject to the fulfillment of the following suspensive conditions ("New Market Suspensive Conditions"):		19,438,849	608,523		20,047,372
(i) transformation into Corporation;
(ii) ratification of the Conversion of Shares at a special meeting of preferred shareholders, pursuant to article 136, paragraph 1 of Federal Law 6,404, of December 15, 1976 ("Ratification"); and
(iii) effective admission of the Company to the New Market segment and effective admission to trading of the Company's shares in the New Market segment ("Migration to New Market")
Extinction, conditioned to the implementation of the New Market Suspensive Conditions, of the program for the issuance of depositary receipts consisting of one common share and four class B preferred shares ("Units")		20,047,372			20,047,372
Full reform and consolidation of the Company's bylaws, conditioned to the implementation of the New Market Suspensive Conditions, to provide for the Conversion of Shares, the extinction of Units and the inclusion of the mandatory provisions set forth in the New Market regulations		20,047,372			20,047,372
Authorization for the managers to practice all the necessary acts, in Brazil and abroad, to put into effect all the above resolutions		20,047,372			20,047,372

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date July 6, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.